Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Dollars are in thousands.

	2017	2016	2015	2014	2013
Earnings
Earnings before income taxes	$36,429	$50,644	$55,063	$52,108	$57,362
Fixed charges	1,856	1,094	180	195	174

	$38,285	$51,738	$55,243	$52,303	$57,536

Fixed charges
Interest expensed and capitalized	$1,642	$897	$—	$—	$—
Interest within rental expense	214	197	180	195	174

	$1,856	$1,094	$180	$195	$174

Ratio	20.63	47.29	306.91	268.22	330.67